Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 31, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Agrium Inc.
Form 40-F for the Fiscal Year Ended December 31, 2010,
filed March 7, 2011 (File No. 001-14460)

Ladies and Gentlemen:

On behalf of our client, Agrium Inc. (“Agrium” or the “Company”), we hereby submit the responses of the Company to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Ms. Linda Cvrkel, dated July 11, 2011, relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2010.  The Staff’s comments are set forth below followed by the Company’s responses.

The Company has asked us to convey the following as its responses to the Staff:

Annual Report on Form 40-F for the year ended December 31, 2010

Exhibit 99.2

Management’s Discussion and Analysis of Operations and Financial Condition, page 8
Strategic Business Unit:  WHOLESALE, page 20
Wholesale>> Key Developments, page 22

1.
We note that the company deferred development of the Saskatchewan Greenfield potash mine early in 2010.  Please tell us if you had any amounts capitalized in relation to the development at this mine, the amounts capitalized, and your planned accounting for such amounts given the deferral.

Response:

The Company hereby advises the Staff that deferred development costs capitalized for the Saskatchewan Greenfield Potash Mine as of December 31, 2010 were $58-million.  The Company capitalized these amounts for Canadian GAAP purposes and after giving consideration to the published guidance of the Commission and Staff with respect to US GAAP.  The Company assessed the assets for impairment and concluded that none existed as at December 31, 2010.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 31, 2011

The Company has additional planned capital expenditures in fiscal year 2012 consisting of a drilling program and 3D seismic surveys.

The Company’s planned accounting for the capitalized amounts is to continue to carry the deferred development costs on its balance sheet using a cost model, and to monitor the assets for indicators of impairment.  Factors that the Company will consider to indicate impairment include: legal rights relating to the area of interest expiring or not being expected to be renewed; substantive expenditures in the specific area that are neither budgeted nor planned; exploration for and evaluation of mineral resources in the specific area that are not expected to lead to the discovery of commercially viable quantities of mineral resources; and decisions to discontinue activities in the specific area.  Although at this time the Company has no reason to believe any of these factors will become relevant in fiscal 2011, the Company will also consider whether there are political, regulatory or financial issues in fiscal 2011 that impact the underlying value of the capitalized costs.  If the Company observes indicators that the carrying amount of the assets may exceed their recoverable amounts, it will conduct an impairment test as required by IFRS (as the Company’s annual financial statements for the fiscal year ended December 31, 2011 and subsequent periods will be presented in accordance with IFRS).  If impairment is indicated, the Company will record a provision for the excess of carrying amount over recoverable amount in the period that it makes the determination.

Liquidity and Capital Resources, page 48

2.
We note from your disclosure on page 49 of Exhibit 99.2 that your 2010 sustaining capital expenditures increased versus 2009 primarily due to increased spending related to Wholesale plant turnarounds and numerous operating capital projects for Retail.  Please tell us the amount of deferred turnaround costs recorded in the balance sheet at December 31, 2010 and tell us the amount of the expense recognized on the statement of operations for the year ended December 31, 2010 and 2009 related to the amortization of these deferred turnaround costs.  If the amounts are material, please revise future filings to include a rollforward of the deferred turnaround expenditures, including opening balance, cost deferred, amortization, any write-offs, and ending balance.

Response:

The Company hereby advises the Staff that the amount of deferred turnaround costs recorded on the December 31, 2010 balance sheet was $33-million.  Amortization of deferred turnaround costs recognized as expense on the statement of operations for the years ended December 31, 2010 and 2009 was $38-million and $41-million before income taxes,

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 31, 2011

respectively. If the amounts are material in future years, the Company will include the tabular presentation requested.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 93
26.  Contingencies, page 115

3.
We note from your disclosure on page 19 and 20 of Exhibit 99.1 that Nu-West, a wholly owned subsidiary of Agrium, entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations and Nu-West is working cooperatively with the EPA and IDEQ to implement this environmental assessment.  Please revise your notes to the financial statements in future filings to disclose the nature of this environmental assessment (and any other contingent environmental liabilities) and to include the disclosures required by paragraph 86 of IAS 37. These disclosures include:

(a)	an estimate of its financial effect;
(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and
(c)	the possibility of any reimbursement

Response:

The Company hereby advises the Staff that it will ensure that future filings comply with the disclosures required by IAS 37 and that future filings include the required information relating to the environmental assessment to the extent any such information is material.

*  *  *  *

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 373-3024 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Michael M. Wilson Ms. Joni R. Paulus Agrium Inc.